UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39663

Absolute Software Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1K8 Canada

(604) 730-9851

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-251422) and Registration Statement on Form S-8 (File No. 333-262468).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date: May 17, 2023	By:	/s/ Christy Wyatt
		Name:	Christy Wyatt
		Title:	Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Material Change Report of Absolute Software Corporation, dated May 17, 2023.

99.2	Arrangement Agreement, between 1414364 B.C. LTD. and Absolute Software Corporation, dated May 10, 2023.